

EDGAR Filing Share with your friends!

Investment Highlights

orion

- Founded in 2013 at the Beijing University of Technology
- Ridesharing is a $600B industry
- We raised $30k from Friends and Family
- Graduated from NewChip Accelerator
- Exclusive NA partnership w/Chinese Ebike Manufacturer (TXED)
- Developed App framework demo

THE INTERNET OF US™



THE PAST 5 YEARS WE HAVE BEEN ON A CHALLENGING JOURNEY TO DEVELOP A MORE INNOVATIVE AND SUSTAINBLE FUTURE, A VISION WE CALL THE "INTERNET OF US™"

WE DEVELOP AFFORDABLE, INNOVATIVE, AND ECO-FRIENDLY HARDWARE AND IOT PRODUCTS FOR CONSUMERS IN UNDERREPRESENTED MARKETS.

The Problem









Low-income communities, students and young professionals have a lack of access to reliable transportation for their daily commutes.

Micro-mobility bike-share and E-Scooter companies can solve this but are too expensive, not readily accessible and their typical users are disproportionately middle to high-income riders.

Solution

ORIONGo®

THE FUTURE OF URBAN TRAVEL™


orion GO
RIDE
PENDLETON
CENTRAL BUSINESS DISTRICT
RIDE
Turn Left on E 7th St
0.45 miles
10 mph
END

orion


203
NOW LEASING



“20 percent of adults living in poverty in 2016 reported that they had no access to a vehicle.” (US Census)

Ohio House Bill 250 was passed In March 2019, and explicitly excludes Ebikes from the definition of motor vehicles, motorized bicycles and mopeds.

In a recent Wyzerr survey, we found that 60% of the 100 surveyees would prefer to ride a EBike over EScooter and 67% would pay $1-$5 per ride.

"A car can release more than two tonnes of CO_2 every year, e-bikes don't release toxic gases into the atmosphere." (AmplerBikes.com)

Orion's Differentiator


COFFEE
TEA

What makes ORIONGo Different?

Hot Zones - Unlock/Lock your ORION Bike in any of our virtual docks and leave it in a high traffic area for bonus reward points!

Point Based Rewards - Get rewarded with free rides and business discounts every time you ride, share and more!

Commuter Plans - Affordable monthly plans for individual riders, Universities and Corporations!

* APP PREVIEW SHOWN IS A PRE - PRODUCTION PROTOTYPE


PENDLETON
CENTRAL BUSINESS DISTRICT
RIDE
orion

Features

Top Features

ORION BIKE®

KEY FEATURES


15-20mph
TOP SPEED
20 miles/charge
AVG. DISTANCE
PAS
(Pedal Assist System)
2 YEAR
MFG. WARRANTY


Integrated Samsung 7.8Ah
Regenerative/Removable Battery
Anti-Theft Seat
Hand Throttle
Steel Basket/
Handlebar
w/Phone Holder
Solar Rear Light
LED Light
All-In One
PAS 250w Motor
w/GPS Lock
Anti-Slip Alloy
Pedals
16" Alloy RIM
w/ Non-Inflatable
Tires

How Orion Makes Money

Personal

Corporate

Education

Advertising

We have 3 business models:

B2B: Our business subscription model allows for corporations and educational institutions to pay us a **contractual fee** to provide their employees, students or residents **"free"** access to use our bikes for their daily commutes.

B2C: Our pay-per ride plan starts at just $1/45mins and has affordable monthly commuter plans and point-based reward incentives.

Ads: We will be selling Ad space on Ebikes and in APP

orion

Revenue Growth Projections (pro-forma)





$5,000
$1,000
$100
$50
$25
$10
$5
$0.00
Millions

Years	Y1	Y 2	Y 3	Y4	Y 5
Gross Revenue	$2,326,546	$63,613,203	$71,026,803	$256,989,094	$1,147,904,173
Expenses	($1,630,265)	($4,825,920)	($21,476,701)	($34,703,218)	($70,964,100)
Net Profit	$336,019	$37,776,201	$31,150,136	$141,563,596	$691,501,629

orion

The Industry for Ridesharing


SPIN
SPIN

- $600B
- $300B
- $9B

- Total Rideshare in the US will reach $300B by 2030. We aim to capture 3% of this market.

- McKinsey Future of Mobility Report

Competitors



Companies	Dockless	Affordable	Rewards	Hot Zones
GO	✓	✓	✓	✓
REDBIKE B	✗	✗	✗	✗
BIRD	✓	✗	✗	✗
LimeBike	✓	✗	✗	✗
lyft	✓	✗	✗	✗
JUMP by Uber	✓	✗	✗	✗

orion

Exit Strategy

Our Exit Strategy is to grow the company with angel and venture capital and eventually IPO.

$250k Pre-Seed 3 months	$1.75M Angel 6-9 months	$100M+ VC 18 months	IPO 3-5 Years

*IPO Will convert investors private investment into a liquid stock for personal exit.

Competition Investment Stage

BIRD	LIME	WHEELS
Series D/$623M	Series D/$765M	Series A/$89.7M

Timeline


Founded In Beijing China
BOM Research Completed
Executive Team Completed
Smartphone Design Completed
Business Plan Completed
Smartphone UX/Design Patents
Delaware/Ohio LLC
OUX Beta Demo Completed
MOU with Shanghai Lanbern Chinese Manufacturer
Graduated from Founder Gym & Newchip Accelerator
Raised $30k Friends & Family Round
Pivot to EBikes & Rideshare APP ORIONGo®
Partnership w/ TXED EBike Manu.
Delaware/OH C-Corp
Recevied EBike Smaple from Manufacturer
October 2013
2015
2018
2020 & Beyond

Executive Team



ORION is built on the back of 4 well-qualified and experienced individuals from all around the world, Paul Perkins (CEO), Sydney Mwaimba, MBA (COO), Colin Curry (Chief of Design) and Pius Gadosey, PHD Machine Learning (CTO).

We all share a combined 30 years of experience studying, living and working in emerging economies and the technology and design sectors.

Paul and Colin met at the University of Cincinnati, they are both DAAP alumni and have been Sigma Chi Fraternity brothers for 11 years. And Paul met Sydney and Pius while studying abroad at the Beijing University of Technology from 2013-2015.

Sydney and Pius have been friends/college mates for over 15 years and are currently working on a separate company exporting solar panels from China to African nations.

Together we make a diverse, smart, efficient and unique family that once given the opportunity will do great things in this world!



PAUL PERKINS
FOUNDER, CEO
CINCINNATI, OH



SYDNEY MWAIMBA
FOUNDER, COO
BEIJING, CHINA



COLIN CURRY
FOUNDER, CDO
DALLAS, TEXAS



PIUS GADOSEY
FOUNDER, CTO
ACCRA, GHANA

Investment Perks

ORION PRODUCTS

INNOVATIVE & ECO-FRIENDLY ITEMS FOR THE URBAN TRAVLER






HOLD THE UNIVERSE™


HOLD
THE
UNIVERSE™

Tier Level	Amount	Rewards
Sky	**$100**	- Social Media shout-out
Moon	**$500**	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin)
Space	**$1,000**	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin) - VIP access to ORIONGo Launch Concert/Bike Tour (Cincinnati Only)
Galaxy	**$5,000**	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin) - VIP access to ORIONGo Launch Concert/Bike Tour - Adopt a Bike (Name/Company on Bike) - LifeTime ORIONGo Subscription
Universe	**$10,000**	- Social Media shout-out - ORION Gift Package (T-shirt/Hat/Stickers/Pin) - VIP access to ORIONGo Launch Concert/Bike Tour - Adopt a Bike (Name/Company on Bike) - Lifetime ORIONGo Subscription - Founder's Edition ORION Bike




HOLD THE UNIVERSE™




HOLD
THE
UNIVERSE™

Investment Terms



Orion Electronics Company, Inc is offering common equity in the company. By investing in the company, you're expecting Orion EC to increase the company's worth beyond the valuation below.

Post-Money Valuation:	**$2,500,000**
Minimum Investment:	**$100 (for 400 shares)**
Price per unit:	**$0.25/sh**
Total Shares Offered:	**40,000**
Raise Target:	**$10,000 & up to $250,000**
Rights:	**CEO is proxy decision maker**

Before investing, please review the full terms of the offering memorandum & related documents. As a shareholder, you should expect to hold your shares for the long-term, because your investment is not liquid until the company is acquired, conducts an IPO, or has some other liquidity event.

If you have any questions, please post them to the Comments Section tab above.

***Your investment amount will round down to the nearest whole share**

• Why You Should Invest?


TXED

We are looking for partners, advisors and most importantly investment. We are currently raising a $250k crowdfunding round now, and eventually will raise up to $2 million in the next financing round.

This will go towards hiring employees, purchasing bikes, admin costs and finishing development of the app and ultimately lead us to revenue.

Ultimately, ORION is more than just a business, it's our purpose and fate in action. The fact that the Universe has brought us so far from where we began, we know we have much more to continue to discover, imagine and bring forth into the world. And once given the opportunity and empowered that is exactly what we will do!

Sincerely,

Paul Perkins, CEO & Founder

Hold The Universe™

orion